SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value $US$0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

Zhiyun Peng

Director

Sky Success Venture Holdings Limited

13F, No.609,Yunling East Road, Putuo

Shanghai, China 200062

86-21-32571808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22238M109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SKY SUCCESS VENTURE HOLDINGS LIMITED
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 12,278,164*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 12,278,164*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,278,164*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(14)	TYPE OF REPORTING PERSON CO

*	Including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jinjing Hong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 12,278,164*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 12,278,164*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,278,164*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(14)	TYPE OF REPORTING PERSON IN

*	Including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Liping Deng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 12,278,164*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 12,278,164*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,278,164*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(14)	TYPE OF REPORTING PERSON IN

*	Including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zhiyong Hong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 12,278,164*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 12,278,164*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,278,164*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(14)	TYPE OF REPORTING PERSON IN

*	Including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zhiyun Peng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 12,278,164*
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 12,278,164*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,278,164*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (based on 104,404,831 ordinary shares outstanding on December 31, 2012)
(14)	TYPE OF REPORTING PERSON IN

*	Including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $US$0.001 per share (“Ordinary Shares”), of Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”), a Cayman Islands company (the “Issuer”). Each Ordinary Share is represented by four American depository shares (“ADSs”) of the Issuer, which ADSs are listed on The New York Stock Exchange under the symbol “CSC”.

Item 2. Identify and Background.

(a) This Statement is being jointly filed by Sky Success Venture Holdings Limited, a British Virgin Island company (the “Record Holder”), Jinjing Hong, Zhiyong Hong, Liping Deng and Zhiyun Peng (collectively with the Record Holder, the “Reporting Persons” and each a “Reporting Person”). The Record Holder is 100% controlled and owned by Jinjing Hong, Zhiyong Hong, Liping Deng and Zhiyun Peng.

(b)	The business address of each Reporting Person is as follows:

Sky Success Venture Holdings Limited

13F, No.609, Yunling East Road,

Putuo District,

Shanghai, China

Jinjing Hong

Building 19, No.599 Lane, Yunling East Road,

Putuo District,

Shanghai, China

Zhiyong Hong

13F, No.609, Yunling East Road,

Putuo District,

Shanghai, China

Liping Deng

Suite 303 DBS Bank Tower,

1318 Lu Jia Zui Ring Road,

Shanghai, China

Zhiyun Peng

13F, No.609, Yunling East Road,

Putuo District,

Shanghai, China

(c) The principal business of the Record Holder is investment holding. Zhiyun Peng is the CEO of JinBang Capital. Each of Jinjing Hong and Zhiyong is a Vice President of JinBang Capital. The principal business of JiBang Capital is investment. Liping Deng is the chairman of Shanghai Novich Venture Investment Co., Ltd., the principal business of which is investment.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of the Record Holder is the British Virgin Islands. Each of Jinjing Hong, Zhiyong Hong, Liping Deng and Zhiyun Peng is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations.

The Reporting Persons are filing this Statement to report the purchase by the Record Holder of an aggregate of 6,277,852 Ordinary Shares from Regal Fair Holdings Limited, a British Virgin Islands company, pursuant to a share purchase agreement dated as of October 21, 2013 (the “Share Purchase Agreement”), by and between Regal Fair Holdings Limited and the Record Holder. The Record Holder paid an aggregate purchase price of US$23,541,945 for these Ordinary Shares at US$3.75 per share. The funds used by the Record Holder to purchase these Ordinary Shares were its working capital.

Item 4. Purpose of Transaction.

The Record Holder purchased the 6,277,852 Ordinary Shares from Regal Fair Holdings Limited primarily for investment purposes. Pursuant to the Share Purchase Agreement, the Record Holder has the right to require Regal Fair Holdings Limited, in its capacity as a shareholder of the Issuer, to nominate for the director of the Issuer a candidate designated by the Record Holder. Regal Fair Holdings Limited also agrees to vote for the director candidate designated by Sky Success Venture Holdings Limited. Regal Fair Holdings Limited is jointly owned by Hong Li and Xingqiang Zhang, both founders of the Issuer.

Item 5. Interest in Securities of Issuer.

(a) Each of the Reporting Person is the beneficial owner of 12,278,164 Ordinary Shares (including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares), representing 11.8% of the outstanding Ordinary Shares.

(b) Each of the Reporting Persons has shared power to dispose, or to direct the disposition of 12,278,164 Ordinary Shares (including 6,000,312 Ordinary Shares represented by 1,500,078 ADSs and 6,277,852 Ordinary Shares).

(c) During the past 60 days, the Record Holder purchased a total of 62,400 Ordinary Shares (represented by 15,600 ADSs) at an average price of US$6.79 per ADS in the open market on August 27, 2013 and September 9, 2013, respectively. Prior to the purchase described in clause (c), the Reporting Persons’ shared ownership increased from the amount disclosed in the 13G filed on May 7, 2013 by 460,712 Ordinary Shares (represented by 115,178 ADSs), all of which were acquired through open market purchases.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons or ADSs representing such Ordinary Shares.

(e) N/A.

Item 6. Contracts, Arrangement, Understandings or Relationship With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated by reference in this Item 6.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement, and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1* Joint Filing Agreement, dated May 7, 2013, among Sky Success Venture Holdings Limited, Jinjing Hong, Zhiyong Hong, Liping Deng and Zhiyun Peng.

Exhibit 99.2 Share Purchase Agreement dated as of October 21, 2013 (the “Share Purchase Agreement”), by and between Regal Fair Holdings Limited (the “Founder”) and Sky Success Venture Holdings Limited

*	Incorporate by reference to exhibit 99.1 to the Schedule 13G filed on May 7, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013

SKY SUCCESS VENTURE HOLDINGS LIMITED

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Director

By:	/s/ Jinjing Hong
Name:	Jinjing Hong
Title:	Reporting Person

By:	/s/ Zhiyong Hong
Name:	Zhiyong Hong
Title:	Reporting Person

By:	/s/ Liping Deng
Name:	Liping Deng
Title:	Reporting Person

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Reporting Person